.40-33

AIM MONEY MARKET FUNDS INC
811-02606
Branch 18



PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

March 1, 2005


05049676

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by INVESCO Funds Group, Inc. and A I M Advisors, Inc.

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of INVESCO, Funds Group Inc. and A I M Advisors, Inc. (investment advisers), a copy of **Agreed Stipulation and Proposed Order** in *Stanley Lieber, et al., v. INVESCO Funds Group, Inc. and A I M Advisors, Inc.*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James Perry, SEC – Fort Worth


SEC MAIL PROCESSING
RECEIVED
MAR 07 2005
WASH. D.C. SECTION
202

PROCESSED
APR 08 2005
THOMSON FINANCIAL

S:\srr\Litigation\Lieber v. IFG_AIM\Corr\L-030105SEC.doc
030105 (1) vtt

United States Courts
Southern District of Texas
ENTERED

FEB 2 8 2005

Michael N. Milby, Clerk of Court

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

STANLEY LIEBER, On Behalf of INVESCO Core Equity Fund/Inv, and INVESCO Health Science Fund/Inv.,	§	
Plaintiff,	§	
- against -	§	C.A. No. H-03-5744
INVESCO FUNDS GROUP INC., AIM ADVISORS, INC., INVESCO DISTRIBUTORS, INC., AIM DISTRIBUTORS, INC., BOB R. BAKER, JAMES T. BUNCH, GERALD J. LEWIS, LARRY SOLL, FRANK S. BAYLEY, BRUCE L. CROCKETT, ALBERT R. DOWDEN, EDWARD K. DUNN JR., JACK M. FIELDS, CARL FRISCHLING, PREMA MATHAI-DAVIS, LEWIS F. PENNOCK, RUTH H. QUIGLEY, LOUIS S. SKLAR, ROBERT H. GRAHAM and MARK H. WILLIAMSON	§	
Defendants,	§	
- and -	§	
AIM SECTOR FUNDS and AIM COMBINATION STOCK & BOND FUNDS,	§	
Nominal Defendants.	§	

AGREED STIPULATION AND PROPOSED ORDER

The undersigned parties to this action hereby stipulate and agree, through their attorneys, to extend the deadline for the Defendants to answer or otherwise respond to Plaintiff's Corrected Second Amended Complaint until Friday, March 25, 2005. If requested, then the Plaintiff will be given a similar extension of time to respond to any motion(s) filed in response to Plaintiff's Corrected Second Amended Complaint. By agreeing to this extension, Plaintiff does not consent that Defendants are entitled to make any substantive motion to dismiss the Second Amended Complaint.

Dated: February 23, 2005.

Respectfully submitted,

SCHWARTZ, JUNELL, GREENBERG & OATHOUT, L.L.P.

By: 

Roger B. Greenberg
TBA No. 08390000
Federal I.D. No. 3932
Attorney-in-Charge
909 Fannin, Suite 2000
Houston, TX 77010
Telephone: 713-752-0017
Telecopier: 713-752-0327

ZIMMERMAN, LEVI & KORSINSKY, LLP
Eduard Korsinsky
39 Broadway, Suite 1440
New York, NY 10006
Telephone: 212-363-7500
Telecopier: 212-363-7171

ZIMMERMAN, LEVI & KORSINSKY, LLP
Jean Marc Zimmerman
226 St. Paul Street
Westfield, NJ 07090
Telephone: 908-654-8000
Telecopier: 908-654-7207

ATTORNEYS FOR PLAINTIFF

GIBBS & BRUNS, L.L.P.

By: 

Michael K. Oldham
TBA No. 00798405
Federal I.D. No. 21486
Sam W. Cruse, III
TBA No. 24036423
Sydney G. Ballesteros
TBA No. 24036180
Federal I.D. No. 33232
1100 Louisiana, Suite 5300
Houston, TX 77002
Telephone: 713-650-8805
Telecopier: 713-750-0903

POLLACK & KAMINSKY
Daniel A. Pollack
Federal I.D. No. 9207
Edward T. McDermott
Federal I.D. No. 7243
Anthony Zaccaria
Federal I.D. No. 4479
114 West 47th Street
New York, NY 10036
Telephone: 212-575-4700
Telecopier: 212-575-6560

Attorneys for Defendants AIM Advisors, Inc., AIM Distributors, Inc., INVESCO Funds Group, Inc., INVESCO Distributors, Inc., Robert Graham and Mark H. Williamson

NICKENS, KEETON, LAWLESS, FARRELL
& FLACK, LLP

By: Paul D. Flack w/ permission by [illegible]
Paul D. Flack
TBA No. 0786930
Federal I.D. No. 0546
Richard P. Keeton
TBA No. 11175000
Federal I.D. No. 4643
Jack C. Nickens
TBA No. 15013800
Federal I.D. No. 4419
1000 Louisiana, Suite 5360
Houston, TX 77002
Telephone: 713-571-9191
Telecopier: 713-571-9652

Attorneys for Bob R. Baker, James T. Bunch, Gerald J. Lewis, Larry Soll, Frank S. Bayley, Bruce L. Crockett, Albert R. Downden, Edward K. Dunn, Jr., Jack M. Fields, Carl Frischling, Prema Mathai-Davis, Lewis F. Pennock, Ruth H. Quigley and Louis S. Sklar

SO ORDERED:


UNITED STATES DISTRICT JUDGE

DATE: February 26 2005

extension (LIEBER) (00080036.WPD;1)

CERTIFICATE OF SERVICE

I hereby certify that a true and correct copy of the foregoing Agreed Stipulation and Proposed Order was sent to all counsel of record by U.S. Mail on this ___ day of February, 2005.

Michael K. Oldham

extension (LIEBER) (00080056.WPD;1)


AIM
INVESTMENTS

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.


SEC MAIL PROCESSING
RECEIVED
MAR 07 2005
WASH, D.C. 202 SECTION

March 1, 2005

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by A I M Advisors, Inc. (1940 Act Registration No. 801-12313)

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of A I M Advisors, Inc., an investment adviser, a copy of **Agreed Stipulation and Proposed Order** in *Lawrence Zucker, et al. v A I M Advisors, Inc.*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James Perry, SEC – Fort Worth

S:\srr\Litigation\Zucker v AIM\Corr\L-030105SEC.doc
030105 (1) vtt

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

United States Courts
Southern District of Texas
ENTERED

FEB 28 2005

Michael N. Milby, Clerk of Court

LAWRENCE ZUCKER, On Behalf of AIM Small Cap Growth Fund/A, AIM Small Cap Growth Fund/B, AIM Small Cap Growth Fund/C and AIM Limited Maturity Treasury Fund/A,

Plaintiff,

- against -

AIM ADVISORS, INC., AIM DISTRIBUTORS, INC., BOB R. BAKER, JAMES T. BUNCH, GERALD J. LEWIS, LARRY SOLL, FRANK S. BAYLEY, BRUCE L. CROCKETT, ALBERT R. DOWDEN, EDWARD K. DUNN JR., JACK M. FIELDS, CARL FRISCHLING, PREMA MATHAI-DAVIS, LEWIS F. PENNOCK, RUTH H. QUIGLEY, LOUIS S. SKLAR, ROBERT H. GRAHAM and MARK H. WILLIAMSON,

Defendants,

- and -

AIM GROWTH SERIES,

Nominal Defendants.

§ §

C.A. No. H-03-5653

AGREED STIPULATION AND PROPOSED ORDER

The undersigned parties to this action hereby stipulate and agree, through their attorneys, to extend the deadline for the Defendants to answer or otherwise respond to Plaintiff's Second Amended Complaint until Friday, March 25, 2005. If requested, then the Plaintiff will be given a similar extension of time to respond to any motion(s) filed in response to Plaintiff's Second

Amended Complaint. By agreeing to this extension, Plaintiff does not consent that Defendants are entitled to make any substantive motion to dismiss the Second Amended Complaint.

Dated: February 23, 2005.

Respectfully submitted,

SCHWARTZ, JUNELL, GREENBERG & OATHOUT, L.L.P.

By: 

Roger B. Greenberg
TBA No. 08390000
Federal I.D. No. 3932
Attorney-in-Charge
909 Fannin, Suite 2000
Houston, TX 77010
Telephone: 713-752-0017
Telecopier: 713-752-0327

ZIMMERMAN, LEVI & KORSINSKY, LLP
Eduard Korsinsky
39 Broadway, Suite 1440
New York, NY 10006
Telephone: 212-363-7500
Telecopier: 212-363-7171

ZIMMERMAN, LEVI & KORSINSKY, LLP
Jean Marc Zimmerman
226 St. Paul Street
Westfield, NJ 07090
Telephone: 908-654-8000
Telecopier: 908-654-7207

ATTORNEYS FOR PLAINTIFF

GIBBS & BRUNS, L.L.P.

By: 

Michael K. Oldham
TBA No. 00798405
Federal I.D. No. 21486
Sam W. Cruse, III
TBA No. 24036423
Sydney G. Ballesteros
TBA No. 24036180
Federal I.D. No. 33232
1100 Louisiana, Suite 5300
Houston, TX 77002
Telephone: 713-650-8805
Telecopier: 713-750-0903

POLLACK & KAMINSKY
Daniel A. Pollack
Federal I.D. No. 9207
Edward T. McDermott
Federal I.D. No. 7243
Anthony Zaccaria
Federal I.D. No. 4479
114 West 47th Street
New York, NY 10036
Telephone: 212-575-4700
Telecopier: 212-575-6560

Attorneys for Defendants AIM Advisors, Inc., AIM Distributors, Inc., Robert Graham and Mark H. Williamson

NICKENS, KEETON, LAWLESS, FARRELL
& FLACK, LLP

By: Paul D. Flack w/permission by mko
Paul D. Flack
TBA No. 0786930
Federal I.D. No. 0546
Richard P. Keeton
TBA No. 11175000
Federal I.D. No. 4643
Jack C. Nickens
TBA No. 15013800
Federal I.D. No. 4419
1000 Louisiana, Suite 5360
Houston, TX 77002
Telephone: 713-571-9191
Telecopier: 713-571-9652

Attorneys for Bob R. Baker, James T. Bunch, Gerald J. Lewis, Larry Soll, Frank S. Bayley, Bruce L. Crockett, Albert R. Downden, Edward K. Dunn, Jr., Jack M. Fields, Carl Frischling, Prema Mathai-Davis, Lewis F. Pennock, Ruth H. Quigley and Louis S. Sklar

SO ORDERED:

UNITED STATES DISTRICT JUDGE

DATE: February 26, 2005

extension (ZUCKER) {00080055.WPD;1}

CERTIFICATE OF SERVICE

I hereby certify that a true and correct copy of the foregoing Agreed Stipulation and Proposed Order was sent to all counsel of record by U.S. Mail on this 23rd day of February, 2005.



Michael K. Oldham

extension (ZUCKER) {00080055.WPD;1}